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FORM 12b-25	SEC FILE NUMBER
000-56338

CUSIP NUMBER
30259N104
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR ☐ Form N-CEN

For Period Ended: June 30, 2026
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form N-CEN

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FDCTECH, INC.
Full Name of Registrant

Former Name if Applicable

200 Spectrum Center Drive, Suite 300
Address of Principal Executive Office (Street and Number)

Irvine, CA 92618
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, N-CEN or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2026 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense because it had not received all of the tax information and advice required from its foreign operating subsidiaries in order to complete its income tax accounting and related disclosures for the three and six months ended June 30, 2026. The registrant conducts its operations through subsidiaries in Malta, the United Kingdom, Australia, Seychelles, Cyprus and Mauritius, each of which is a separate taxpayer required to provide current and deferred tax information, computed under local law, for purposes of the registrant’s consolidated income tax accounting and disclosures.

For the foregoing reason, the registrant could not complete the Form 10-Q by the prescribed due date without unreasonable effort or expense. The registrant expects to file the Form 10-Q no later than the fifth calendar day following the prescribed due date, as permitted by Rule 12b-25(b)(3).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Imran Firoz	(877)	445-6047
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ NO ☐

Yes. On October 29, 2025, the registrant completed its acquisition of a 99.90% equity interest in Alchemy International Ltd. (“AIL”). The three and six months ended June 30, 2025, do not include the results of AIL or of the other operating subsidiaries acquired in connection with that transaction, whereas the three and six months ended June 30, 2026, include those results in full. The registrant therefore anticipates reporting significant changes in its results of operations from the corresponding periods of the prior fiscal year.

Based on preliminary unaudited results, which remain subject to completion of the registrant’s closing procedures, the registrant currently expects to report the following:

For the three months ended June 30, 2026, the registrant expects to report total revenues of $17,472,536, compared with $5,419,791 for the three months ended June 30, 2025 (restated); operating income of $7,383,880, compared with an operating loss of $166,545; and net income attributable to FDCTech, Inc. shareholders of $7,710,931, compared with a net loss of $437,923.

For the six months ended June 30, 2026, the registrant expects to report total revenues of $32,687,028, compared with $11,396,739 for the six months ended June 30, 2025 (restated); operating income of $14,242,776, compared with operating income of $241,300; and net income attributable to FDCTech, Inc. shareholders of $14,578,197, compared with a net loss of $145,111.

The expectations set forth above are based on preliminary unaudited results, remain subject to change, and do not purport to be a complete presentation of the registrant’s results of operations for the periods presented. Actual results reported in the Form 10-Q may differ materially, including as a result of the matters described in Part III above.

FDCTECH, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 17, 2026	By:	/s/ Imran Firoz
Imran Firoz
Chief Financial Officer
(Principal Financial and Accounting Officer)